UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

----------------

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __________ )*

GOLIATH FILM AND MEDIA HOLDINGS

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

381715 10 1

(CUSIP Number)

Jehu Hand, Esq.

Hand & Hand, a professional corp.

24672 San Juan Avenue, Suite 204

Dana Point, California 92629

Phone: (949) 489-2400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for  any  subsequent   amendment   containing   information  which  would  alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 or  otherwise  subject to the  liabilities  of that  section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  381715 10 1

1.

Names of Reporting Persons,

I.R.S. Identification Nos. of above persons (entities only).

Lamont Roberts

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ࡉ

(b)    ࡉ

3.

SEC Use Only

4.

Citizenship or Place of Organization

United States of America

Number of

5.

Sole Voting Power  27,000,000

Shares Bene-

ficially Owned

6.

Shared Voting Power  0

By each

Reporting

7.

Sole Dispositive Power  27,000,000

Person with

8.

Shared Dispositive Power  0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person  27,000,000

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.

Percent of Class Represented by Amount in Row (9)  40.2%

12.

Type of Reporting Person (See Instructions)

IN

Item 1.  Security and  Issuer

This  statement  relates to the common stock, $.001 par value (the "Common Stock")  of  Goliath Film and Media Holdings, a Nevada corporation (the Company").  The Company's  principal  executive  offices are located at 640 S. San Vicente Boulevard, Fifth Floor, Los Angeles California 90048.

Item 2.  Identity and Background

This statement is filed by Lamont Roberts, whose address is 640 S. San Vicente Boulevard, Fifth Floor, Los Angeles California 90048. He is a US citizen. His principal occupation is as Chief Executive Officer of the Company. Mr. Roberts has not, during the last five years, been convicted  in  a criminal   proceeding   (excluding   traffic violations or similar misdemeanors. Mr. Roberts has not, during the last five years, been a party to a civil proceeding of a judicial or  administrative body of competent  jurisdiction  as a result  of  which Mr. Roberts was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities  subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

 Source and Amount of Funds or Other Consideration

The shares of common stock were issued in exchange for shares in Goliath Film and Media International as a result of a reverse merger transaction which closed on October 31, 2011.

Item 4.  Purpose of Transaction

The purpose of the  acquisition of the shares of common stock reported herein by Mr. Roberts  was for investment and in connection with obtaining control of the Company. In connection with the acquisition described in Item 3,  Mr. Roberts was appointed as a director and officer of the Company. He has no present plans or proposals that relate to or would result in the  acquisition by any person of  additional securities of the issuer,  or the disposition of securities of the issuer. He has no plans to dispose of any operations of the Company, and intends to cast his vote in the future to re-elect himself to the Board of Directors.  He has no present  plans or proposals that relate  to or  would result  in any material change in the present capitalization or dividend policy of the issuer, that relate to or would result in any other material  change in the issuer's business or corporate structure, that relate to or would result in changes in the issuer's  charter, bylaws or instruments  corresponding thereto or other actions which may impede the  acquisition of control of the issuer by any person, that relate to or would result in causing a class of  securities of  the issuer to be delisted from a national securities exchange  or to cease to be authorized to be quoted in an  inter-dealer quotation system of a registered national   securities association, that relate to or would result in a class of equity securities  of  the issuer  becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or that relate to or would  result in any action similar to anyof those enumerated above.

Item 5.  Interest in Securities of the Issuer

Mr. Roberts is the beneficial and direct owner, through a living trust,  of an aggregate of  7,000,000  shares of common stock of the Company and has sole voting and investment power with respect thereto. He has been granted an irrevocable proxy with respect to,  and an option to purchase, at a price of $50 per share, an aggregate of 20,000,000 shares held of record by Kevin Frawley.  As a result, Mr. Roberts beneficially owns 27,000,000 shares of common stock. The agreement with Mr. Frawley has the potential to discourage any takeover attempt of the Company. The Company has 67,200,000 shares of common stock outstanding as of October 31, 2011. Based on that reported number of shares of  common stock   outstanding, Mr. Roberts has beneficial ownership of approximately  40.2% of  the outstanding shares of common stock

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to

        Securities of the Issuer

Other than as described  above,  to the best knowledge of Mr. Roberts, there are no contracts, arrangements,  understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities,  finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or  withholding  of  proxies,  naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.    Voting and Sale Agreement dated February 1, 2012 between Lamont Roberts and Kevin Frawley.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2012

Date

/s/ Lamont Roberts

Signature